mwe.com Dan Woodard Attorney at Law dwoodard@mwe.com +1 212 547 55553

January 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Kuhn
Rufus Decker
Rebekah Reed
Mara Ransom

Re:	Brag House Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 12, 2023
CIK No. 0001903595

Dear Ms. Reed:

On behalf of Brag House Holdings, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 9, 2023, relating to the above referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 (CIK No. 0001903595) submitted by the Company on October 12, 2023 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted October 12, 2023

Cover Page

1.	We note that you have removed the footnote on the prospectus cover page describing additional compensation payable to the underwriter, but disclosure on page 86 indicates that you will pay the underwriters’ representative a non-accountable expense allowance equal to 1.0% of the gross proceeds of the offering. Please revise the prospectus cover page to disclose this non-accountable expense allowance and cross-reference the full discussion of underwriters’ compensation in the “Underwriting” section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the prospectus cover page of Amendment No. 2 to disclose the non-accountable expense allowance and cross-referenced the full discussion of underwriters’ compensation in the “Underwriting” section.

2.	Please clarify whether you intend to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. On pages 6 and 32, you state that you will “take advantage of the benefits of this extended transition period,” but you have checked the box on the prospectus cover page indicating that you have elected not to use such transition period.

Response: In response to the Staff’s comment, the Company has clarified on the prospectus cover page that it does intend to take advantage of the benefits of the extended transition period afforded to Emerging Growth Companies.

Prospectus Summary, page 1

3.	Where you discuss your diversified revenue channels, ensure that you clarify that your primary source of revenues to date has been from tournaments, if true, and clarify that the other revenue sources you discuss here have not yet generated meaningful revenues.

Response: In response to the Staff’s comment, the Company as revised its disclosure on pages 1, 13, 58 and 59 of Amendment No. 2 to clarify that, as of the date of the prospectus, all of the Company’s current revenue has been generated B2B from Tournaments and Tertiary Fees and that the other revenue sources discussed have not yet generated meaningful revenues.

Risk Factors

Risks Relating to This Offering and Ownership of Our Common Stock, page 27

4.	Please add a risk factor or revise an existing risk factor in this section to address in detail the dilution that will occur upon consummation of the offering due to the automatic conversion of your Series A convertible preferred stock and Original Issue Discount Convertible Promissory Notes into shares of common stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 31 of Amendment No. 2 to revise a risk factor to address the dilution that will occur upon consummation of the offering due to the automatic conversion of your Series A convertible preferred stock and Original Issue Discount Convertible Promissory Notes into shares of common stock.

Capitalization, page 39

5.	Please revise the total capitalization amount so that it sums accurately.

Response: In response to the Staff’s comment, the Company has revised page 40 of Amendment No. 2 such that the total capitalization amount sums accurately.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 44

6.	We note your response to prior comment 1 and revised disclosure regarding revenue generating activities. In Note 8 to the consolidated financial statements, you discuss revenue earned from a “Twitch Affiliate Program,” and on page 44, you attribute revenue for the years ended December 31, 2022 and 2021 to tournament revenue and “live-streaming services.” Please supplement your discussion of revenues in this section to clarify which business activities constitute “live-streaming services” and how these revenues are distinguishable from tournament revenue. Address, if appropriate, the Twitch Affiliate Program. Please refer to Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 44 of Amendment No. 2 to supplement its discussion of revenues to clarify which business activities constitute “live-streaming services” and how these revenues are distinguishable from tournament revenue.

Business

Our B2B Strategy, page 57

7.	Revise to provide the basis for your statement that you “anticipate that as [you] continue to grow [y]our user base during 2023 to 2025 and beyond, [y]our subscriptions, merchandise, and in-app purchases will weigh for approximately 50-55% of [y]our revenue.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 58 of Amendment No. 2 to clarify that having its B2C revenue channels weigh approximately 50-55% of its revenue is its targeted goal and not something it is projecting to occur.

Our B2C Strategy, page 57

8.	Please revise this disclosure to reflect the present state of your business-to-consumer activities and the percentage of revenue being derived from these activities versus your business-to-business activities. For example, on page 59 you state that “…one of our central revenue drivers is our auto-renewable subscription model,” but on page 2 you indicate that paid subscriptions will not be offered until 2024. In revising, please clarify whether the digital products within your platform, such as Brag Bucks, are currently functional and capable of generating revenue and whether the $300,000 in revenue referenced under “Tournament Fees” on page 61 is properly categorized as business-to-business or business-to-consumer revenue. Please make conforming revisions as needed in the “Prospectus Summary” section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 13 and 58 of Amendment No. 2 to clarify that as of the date of the prospectus, all of the Company’s current revenue has been generated B2B from Tournaments and Tertiary Fees and that business-to-consumer activities have not yet generated meaningful revenues. In addition, the Company revised its disclosure on page 58 of Amendment No. 2 to clarify specifically that its Brag Bucks have not generated meaningful revenue as of yet.

9.	Revise to provide your membership data so that it presents a year-to-year and/or period-to-period comparison, such as the number of your Bragger members. Also, revise to clarify how the number of video views translates into future revenues, if at all, or explain its usefulness.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 60 of Amendment No. 2 to present membership data on its Bragger membership with a year-to-year comparison. In addition, the Company has revised  its disclosure on page 59 of Amendment No. 2 to clarify how the number of video views translates into future B2C revenues.

Further, the Company has revised its disclosure on page 60 of Amendment No. 2 to clarify that only its Bragger membership is currently functional, and that the Company anticipates its four other membership tiers will become functional in the third quarter of 2024.

Key Performance Indicators, page 61

10.	We note your response to prior comment 7 and your added definition of “engagement.” Please revise this disclosure to clarify how your “engagement” metric translates into the “engagement rate” key performance indicator that is presented and quantified.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 63 of Amendment No. 2 to clarify that it calculates “engagement rate” by dividing the amount of engagement on a piece of our content by the overall reach of that piece of content.

Partnerships, page 62

11.	You state here and on page 45 that Brag House is currently negotiating terms for tournaments and promotional events with Fortune 1000 companies such as DoorDash and T-Mobile. Please revise your disclosure to clarify whether you have entered into definitive agreements with any such entities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 46 and 63 of Amendment No. 2 to clarify that there are no definitive agreements with any Fortune 1000 companies currently in place.

12.	We note your response to prior comment 8 and the addition of the Moroch Agency Supplier Agreement and Amazon Web Services Customer Agreement to the exhibit index. Please also file as exhibits to the registration statement the other agreements discussed in this section, including the contracts with Coca-Cola and McDonald’s and the partnership agreements with the Fort Worth Sports Commission and the Denver Broncos. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included in the exhibit index, and intends to file as exhibits, (i) the Master Services Agreement with Coca-Cola, (ii) the Amendment to the Master Services Agreement with Coca-Cola, (iii) [the McDonald’s Agreement], (iv) the License Agreement with the City of Fort Worth, and (v) the Sponsorship Agreement by and between Brag House Inc., Stadium Management Company, LLC and Denver Broncos Team, LLC

Executive and Director Compensation, page 72

13.	We note your response to prior comment 5. Please revise the disclosure under “Outstanding Equity Awards at Fiscal Year-End” on page 72 to clarify whether any named executive officer held unexercised options, unvested stock, or equity incentive plan awards as of the end of the last completed fiscal year. Refer to Item 402(p)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 73 of Amendment No. 2 to clarify that no named executive officer held unexercised options, unvested stock, or equity incentive plan awards as of December 31, 2023.

Certain Relationships and Related Party Transactions

Related Party Transactions, page 73

14.	Please revise to provide the complete disclosure called for by Item 404(d)(1) of Regulation S-K and Instruction 1 to Item 404 of Regulation S-K. In this regard, we note your statement that this section summarizes related party transactions when the amount involved exceeds the lesser of $120,000 or “1% of your total assets,” while Item 404(d)(1) indicates that this should be determined using the lesser of $120,000 or 1% of the average of your total year-end assets for the last two completed fiscal years. Instruction 1 to Item 404 also indicates that this section should cover the period since January 1, 2020.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 74 of Amendment No. 2 to provide the complete disclosure called for by Item 404(d)(1) of Regulation S-K and Instruction 1 to Item 404 of Regulation S-K.

General

15.	We note that you plan to offer Brag Bucks and Loyalty Tokens as digital assets for sale and/or distribution within the Brag House Platform. Please advise us how you will determine whether these digital assets are securities and add a risk factor or supplement an existing risk factor to disclose the risk that federal and state securities laws may apply to the distribution.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 2 to clarify that its Brag Bucks and Loyalty Tokens are non-transferrable and have no monetary value. In addition, the Company clarified that Brag Bucks and Loyalty Tokens are only redeemable for certain items within the Brag House Platform and otherwise hold no real-world value. Further, the Company has revised its disclosure to clarify that neither Brag Bucks nor Loyalty Tokens utilize blockchain technology.

The Company hereby advises the Staff that based on the foregoing revisions, its Brag Bucks and Loyalty Tokens cannot reasonably be construed to be digital assets that are securities, and as such it has not added a risk factor to disclose the risk that federal and state securities laws may apply to the distribution.

Please contact me at +1 212 547 5553 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its revised Registration Statement on Form S-1.

Sincerely,

/s/ Daniel Woodard
cc: Lavell Juan Malloy, II, Chief Executive Officer